[redacted]

06002815

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
199

OMB APPROVAL
OMB Number: 3235-0123
Expires:
Estimated average burden hours per response... 12.00

SEC FILE NUMBER
8-44763

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DSIL INVESTMENT SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

536 BROADWAY 7TH FLOOR
(No. and Street)

NEW YORK (City) **NEW YORK** (State) **10012-3915** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS

CAROLE M. LAIBLE, CHIEF FINANCIAL OFFICER (212) 217-1100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) **NEW YORK** (City) **NEW YORK** (State) **10017** (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK

- ☒ Certified Public
- ☐ Public
- ☐ Accountant not resident in United States or any of its

FOR OFFICIAL USE

Claims for exemption from the requirement that the annual report be covered by the opinion of an public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2)

VA 4/26/06

OATH OR AFFIRMATION

I, **CAROLE M. LAIBLE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DSIL INVESTMENT SERVICES LLC**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ADAM M. KANZER
Notary Public, State of New York
No. 02KA6043848
Qualified in New York County
Commission Expires June 26, 2009

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes);

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DSIL Investment Services LLC

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member of
DSIL Investment Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DSIL Investment Services LLC at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

DSIL Investment Services LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	92,401
Due from Parent		17,490
Prepaid expense		33,651
Total assets	$	143,542
Liabilities and Member's Equity		
Accounts payable	$	23,148
Member's equity (Note 2)		120,394
Total liabilities and member's equity	$	143,542

See notes to financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business
DSIL Investment Services LLC ("the Company") is a wholly owned subsidiary of Domini Social Investments LLC ("the Parent"), a registered investment adviser under the Investment Advisers Act of 1940. The Company is a broker dealer which acts as the principal underwriter and distributor for mutual funds sponsored by the Parent.

The Company is currently exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission based on paragraph (k)(1)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Significant Accounting Policies
A summary of significant accounting policies follows:

Cash
Cash includes cash on hand and bank demand deposits.

Income Taxes
The Company is a single member limited liability company whose parent is a multi-member limited liability company classified as a Partnership for federal income tax purpose. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's Partnership return and therefore no provision for income taxes is required.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had a net capital of $69,253 which was $44,253 in excess of its required net capital of $25,000. The Company had aggregate indebtedness at December 31, 2005 of $23,148. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1 at December 31, 2005.

3. Agreement with Affiliated Company

Pursuant to a written agreement, the Parent, in exchange for all of the distribution fees received by the Company, has agreed to provide or reimburse the Company all necessary administrative and distribution services including but not limited to professional fees, office space, equipment, commission payments and advertising expenses.

Operating expenses of the Company are primarily allocated to it from the Parent.

4. Indemnifications

Additionally, in the normal course of business the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Event

Effective February 9, 2006, National Securities Clearing Corporation (NSCC) requires that broker dealers must maintain at least $50,000 excess net capital, increased from $25,000 excess net capital formerly required. In compliance with the new requirement, on January 18, 2006 a capital investment of $50,000 was made by the Parent to the Company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control

To the Board of Managers and Member of
DSIL Investment Services LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of DSIL Investment Services LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2005, and this report does not affect our report thereon dated February 27, 2006.

We noted that the Company's procedures at December 31, 2005 to classify transactions into its books and records failed to identify a material disbursement relating to a future period as a prepaid expense, and instead recorded the transaction as an expense in the current year. The financial statements of the Company at December 31, 2005 were adjusted to properly account for the disbursement as a prepayment.

The Company proposes to enhance its review procedure to identify and properly record material prepayments.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006